August 1, 2017

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Maryse Mills-Apenteng

Special Counsel

Re:                             CarGurus, Inc.

Draft Registration Statement on Form S-1

Submitted June 22, 2017

CIK No. 0001494259

Dear Ms. Mills-Apenteng:

On behalf of our client, CarGurus, Inc. (the “Company”), set forth below is the Company’s response to the letter dated July 19, 2017 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 22, 2017 (the “Registration Statement”).

On behalf of the Company, we are concurrently confidentially submitting via EDGAR an amended Draft Registration Statement on Form S-1 (the “Amendment”).  We are providing to the Staff, by overnight delivery, a courtesy package containing copies of this letter and the Amendment, including versions that are marked to show changes to the Registration Statement.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.  The page numbers in the bold captions refer to pages in the Registration Statement, while the page numbers in the Company’s responses refer to page numbers in the Amendment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment.

Prospectus Summary

Our Business, page 1

1.                                      You state that your “selection of over 5.5 million car listings from more than 40,000 dealers is the largest of any major U.S. online automotive marketplace.” Please substantiate this statement and disclose the date (or period) to which this information relates.

Response:  In response to the Staff’s comment, the Company has revised this disclosure on page 1 and elsewhere in the Amendment to now state:

“As of June 30, 2017, we had an active dealer network of over 40,000 dealers, and our selection of over 5.4 million car listings is the largest of any major U.S. online automotive marketplace.”

In addition, the Company has revised the second to last paragraph on page 3 and the first sentence of the third paragraph on 93 to now state:

“We define our active dealer network as consisting of all dealers to which we connected a user about a listing during the ninety-day period ending on the applicable measurement date.”

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company derives the number of its own listings and the size of its active dealer network from its internal records.  The Company gathers data regarding the number of listings offered by other major U.S. online automotive marketplaces from each marketplace’s website, and compares such information against the number of listings on the Company’s platform to substantiate the claim that the number of listings on the Company’s platform is the largest of any major U.S. online automotive marketplace.

2.                                      You disclose that, according to comScore, visitors returned to your site approximately “four and a half times per month” during the first quarter of 2017. Revise to provide this information for prior periods. Also, tell us how these results compare to engagement as determined by comparing your average monthly unique sessions to the average monthly unique users as disclosed on page 59.

Response:  In response to the Staff’s comment, the Company has revised the last sentence of the fourth paragraph on page 1 to now state:

“According to comScore, during the first quarter of 2017, visitors returned to our site 2.1 times as often as any other major U.S. online automotive marketplace, up from 1.9 times as often in the first quarter of 2016.”

The Company has also made corresponding revisions to similar disclosures throughout the Amendment.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company uses internal Company data tracked using Google Analytics for its primary internal metrics such as average monthly unique users and average monthly sessions, which are discussed in detail in the “Key Business Metrics” section beginning on page 59.  Because the Company does not have Google Analytics data for its competitors, the Company uses comScore data when presenting comparative statistics in the Registration Statement, such as the disclosure on page 1 of the initial filing that visitors returned to our site approximately four and a half times per month, being more than twice as often as any other major U.S. online automotive marketplace.  Due to differences in the methods by which comScore and Google Analytics derive their data, comScore and Google Analytics may provide differing data for similar topics.  When comparing itself to its competitors, the Company believes it is most accurate that the Company disclose the relevant comScore data both as to the Company’s statistic and as to the comparative statistics of its competitors, rather than comparing a Google Analytics Company statistic to comScore competitor statistics.  The Company has added disclosure regarding this explanation to page 45.

Our Approach

Why Dealers Choose Us, page 4

3.                                      Revise to clarify how you define the 69 million average visits per month as disclosed here and tell us how this measure compares to the 62 million average monthly unique sessions as disclosed on page 59.

Response:  In response to the Staff’s comment, the Company respectfully directs the Staff to its response to Comment 2 with respect to the Company’s use of comScore data rather than Google Analytics data when presenting comparative statistics.

In response to the Staff’s comment, the Company has revised the first two sentences of the fourth paragraph on page 1 to now state:

“According to Google Analytics, in the first quarter of 2017, we had approximately 62 million average visits per month, up from approximately 45 million during the same period in 2016.  According to comScore, we have become the most visited online automotive marketplace in the United States, and we have the largest mobile audience, with over 75% of our first quarter 2017 monthly unique visitors accessing our marketplace from mobile devices.”

In addition, in response to the Staff’s comment, the Company has revised the first sentence on page 4 under the heading “Large and Engaged Audience” to now state:

“We are the most visited online automotive marketplace in the United States; according to comScore, in the first quarter of 2017 we had twice as many visits to our U.S. website as any other major U.S. online automotive marketplace, up from 1.65 times as many during the same period in 2016.”

The Company has also made corresponding revisions to similar disclosures throughout the Amendment.

Our Growth Strategies, page 5

4.                                      To provide context to the size of your current dealer base, disclose the percentage of the 40,000 dealers that currently have listings on your platform.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that, of the over 40,000 dealers in the Company’s active dealer network as of June 30, 2017, 37,578 of such dealers had listings on the Company’s platform on such date.

As discussed in the Company’s response to Comment 1, the Company defines its active dealer network as consisting of all dealers to which the Company connected a user about a listing through the Company’s platform during the ninety (90)-day period ending on the applicable measurement date.  The Company uses this metric internally to track the size of its dealer network on any given date, and believes it is the most appropriate metric to provide to investors when discussing the size of the Company’s dealer network because we believe consumers typically search for a vehicle over an extended period of time rather than only on a single day.  The number of dealers in our active dealer network as of June 30, 2017 exceeds the number of dealers who had listings on that particular date because, in large part, on any particular day some dealers will not have available inventory listed on our site.

5.                                      You state in a risk factor on page 17 that you allow dealers to list inventory anonymously. Disclose whether the anonymous listing of inventory by dealers impacts your ability to estimate the total number of dealers that use your platform. For example, discuss whether there are risks that one dealer could be counted more than once.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that dealers that list inventory in the Company’s marketplace for free are not anonymous to the Company, but rather are anonymous to the consumer (i.e., the dealer is not permitted to place identifying information about the dealership on the listings).  The Company is able to identify all dealers that list inventory in its marketplace.  In order to clarify this disclosure, the Company has revised the first sentence of the last paragraph on page 17 to now state:

“We allow dealers to list their inventory in our marketplace for free; however dealer identity and contact information is not permitted in such free listings and these dealers do not receive access to the paid features of our marketplace.”

Our Status as a Controlled Company, page 7

6.                                      You state that you are currently evaluating whether to avail yourself of any of the corporate governance exemptions related to your status as a controlled company. Please update your disclosure prior to effectiveness to disclose whether you intend to rely on any such exemptions.

Response:  In response to the Staff’s comment, the Company has revised the last sentence of the first paragraph under the heading “Our Status as a Controlled Company” on page 7 to now state:

“Following this offering, we intend to initially avail ourselves of certain of these exemptions and, for so long as we qualify as a “controlled company,” we will maintain the option to utilize from time to time some or all of these exemptions.  For example, upon the closing of this offering neither of our compensation or nominating and corporate governance committees will consist entirely of independent directors.”

Risk Factors, page 17

7.                                      Please include appropriate risk factor disclosure regarding the conflicts of interest and required participation of a qualified independent underwriter as a result of Allen & Company, and its affiliates, beneficially owning more than ten percent of your preferred stock.

Response:  In response to the Staff’s comment, the Company has added the following risk factor to page 38:

“Allen & Company LLC, one of the underwriters in this offering, has an interest in this offering beyond customary underwriting discounts and commissions due to its ownership interests, and the ownership interests of its associated persons, in our capital stock.

Allen & Company LLC, one of the underwriters in this offering, and its associated persons, own, in the aggregate, in excess of 10% of our outstanding preferred stock.  Allen & Company LLC therefore is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA, which could expose us to certain risks in connection with this offering.

Rule 5121 requires that no sale be made to discretionary accounts by underwriters having a conflict of interest without the prior written approval of the account holder, and that a “qualified independent underwriter,” as defined in Rule 5121, participate in the preparation of the registration statement and the prospectus for the offering and exercise the usual standard of due diligence with respect thereto, in addition to pricing this offering. Goldman Sachs & Co. LLC is serving as the qualified independent underwriter in this offering.

Although Goldman Sachs & Co. LLC has, in its capacity as qualified independent underwriter, participated in due diligence and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part, and, although Allen & Company LLC will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the account holder, we cannot assure you that these measures will adequately address any potential conflicts of interest.  See “Underwriting (Conflicts of Interest)”.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Monthly Sessions, page 59

8.                                      Please revise to clarify how you define “average” monthly unique sessions.

Response:  In response to the Staff’s comment, the Company has added the following disclosure on page 60 under the heading “Monthly Sessions”:

“We calculate average monthly sessions as the sum of the monthly sessions in a given period, divided by the number of months in that period.”

Average Annual Revenue per Subscribing Dealer (AARSD), page 59

9.                                      Tell us whether you track the rate at which you grow and retain larger subscribers. To the extent you track this information, tell us what consideration you gave to disclosing this in your registration statement.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company regularly reviews and measures trends and makes decisions based on aggregate subscriber data that does not distinguish between larger and smaller dealers. The Company believes that aggregate subscriber data is the most relevant indicator of the Company’s performance and therefore the Company has not included sub-group information in the Registration Statement.

Factors Affecting Our Performance, page 60

10.                               We note your disclosures indicating that you seek to provide clean, uncluttered pages with a limit on the number of advertisements. Discuss any material impact of this strategy on your ability to grow advertising revenues or the extent to which this strategy might cap potential revenues.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the number of advertising impressions per page is one of three primary factors that drive the Company’s advertising revenue.  Additional factors include the number of page views and the effective cost per thousand impressions, or CPM, the Company is able to charge its advertisers.  The Company believes that limiting the number of impressions per page creates the best user and advertiser experience that will in turn drive more page views and higher CPMs, ultimately maximizing the

Company’s advertising revenue potential.  Therefore, the Company does not believe that limiting the number of advertisements per page has a material negative impact on its ability to grow advertising revenues nor that such approach will cap its potential advertising revenues.

11.                               You state on page 94 that you have reached the vast majority of U.S. dealers. Please disclose any resulting material challenges to your growth strategies. For example, discuss any impact on your ability to further grow the size of your non-paying customer base, which you plan to convert to paying customers.

Response:  In response to the Staff’s comment, the Company has added the following disclosure to page 62 as a new paragraph under the heading “Grow Our Paying Dealer Base”:

“As of June 30, 2017, we had over 40,000 dealers in our active dealer network.  Based on estimates by Borrell Associates, there are approximately 43,000 dealers in the United States, and therefore our ability to expand our total U.S. dealer count is limited by the diminishing number of dealers that do not actively list their inventory in our marketplace.  However, as of March 31, 2017, only 22,081 of the more than 40,000 U.S. dealers in our active dealer network were paying dealers, and we believe that our ability to convert non-paying dealers to paying dealers will be the biggest driver of our future U.S. paying dealer growth.  Bringing new non-paying dealers onto our platform and ultimately seeking to convert them to paying dealers will be an additional, but smaller, driver of such growth.”

Components of Consolidated Statements of Operations, page 63

12.                               We note your discussion on page 20 regarding the importance of obtaining data from third-party providers. Tell us the amount of third-party data costs for each period provided and where such costs are classified in your statement of operations.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the costs incurred related to third-party auto data providers are classified as a component of cost of revenue.  The amount of third-party data costs included in cost of revenue were $388 thousand and $687 thousand for the years ended December 31, 2015 and 2016, respectively, and were $137 thousand and $263 thousand for the three months ended March 31, 2016 and 2017, respectively.

Results of Operations

Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2017

Revenue, page 67

13.                               You attribute the growth in marketplace subscription revenue primarily to the growth in the number of paying dealers; however, it appears that other factors such as the Average Annual Revenue per Subscribing Dealer may also have impacted such revenue growth. Please revise here and on page 72, to address all factors impacting fluctuations in revenue. Refer to Section III.D of Release No. 33-6835.

Response:  In response to the Staff’s comment, the Company will add the following disclosure to the end of the second sentence of the last paragraph on page 68:

“, and to a 17% growth in our U.S. AARSD from $9,154 in the three months ended March 31, 2016 to $10,700 in the three months ended March 31, 2017.”

The Company will also add the following disclosure to the end of the first full sentence of the first paragraph on page 73:

“, and to an 18% growth in our AARSD from $8,835 in the year ended December 31, 2015 to $10,383 in the year ended December 31, 2016.”

14.                               Given that both the number and size of advertising campaigns have impacted your advertising revenue in the reported periods, please revise here and on page 72, to provide a discussion of the impact of pricing and/or volume on your advertising revenue trends. In this regard, disclosing the number of impressions delivered during the period as well as the average cost per thousand impressions could be helpful in understanding the impact of each on your advertising revenue trends. Refer to Section III.B.4 of Release No. 33-8350.

Response:  In response to the Staff’s comment, the Company will revise the last sentence of the first paragraph on page 69 to now state:

“The increase in advertising and other revenue is due primarily to a 15% increase in the number of impressions delivered and a 7% increase in the average price per thousand impressions in the three months ended March 31, 2017 as compared the three months ended March 31, 2016.  These increases were partially offset by a reduction in other advertising revenue.”

In addition, in response to the Staff’s comment, the Company will revise the last sentence of the first full paragraph on page 73 to now state:

“The increase in advertising and other revenue is due primarily to a 53% increase in the number of impressions in 2016 as compared to 2015.  This increase was partially offset by a 19% decrease in the average price per thousand impressions in 2016 as compared to 2015. The increase was also partially offset by a reduction in other advertising revenue.”

15.                               Please clarify whether you sell subscription advertising separately to auto makers and others that would otherwise purchase cost per click advertising. If so, please revise to discuss that fact and whether there are any trends indicating a shift in purchases between cost per click advertising and subscription advertising.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company only sells subscription advertising to auto dealers and not to auto makers and others.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016 (Benefit from) Provision for Income Taxes, page 74

16.                               Please disclose whether you expect the tax credits received in 2016 to continue to impact your effective tax rate or whether they were one time in nature. Refer to Section III.B.3 of Release No. 33-8350.

Response:  In response to the Staff’s comment, the Company has revised the last paragraph on page 75 to now state:

“The provision for income taxes increased $3.4 million in the year ended December 31, 2016 compared to the year ended December 31, 2015. In 2016, we recorded a tax provision on earnings with an effective tax rate of 27.4%. In 2015, we recorded a tax benefit of $0.9 million, or 35.6% effective tax benefit, as a result of our taxable loss position for that period. The Company’s effective tax rate for the year ended December 31, 2016 is lower than the U.S. federal statutory rate primarily due to research and development income tax credits. The Company anticipates credits, primarily related to research and development tax credits, to continue to impact the effective tax rate in the future.”

Critical Accounting Policies

Common Stock Valuations, page 84

17.                               Please disclose the dates you performed valuations of your common stock for the purposes of determining the fair value of the shares underlying options and RSUs.

Response:  In response to the Staff’s comment, the Company will add the following disclosure as a footnote to the table on page 86:

“(2) The per share fair value represents the fair value of one share of our common stock on the date of grant, as determined by our board of directors, after taking into account our most recently available contemporaneous valuations of our common stock as well as additional factors that may have changed since the date of such contemporaneous valuation through the date of grant.  The board performed such valuations on the following dates and arrived at the following per share fair values:

Date of Valuation	Per Share Fair Value
December 31, 2015	$3.19
August 23, 2016	$4.72
December 31, 2016	$5.54
March 31, 2017	$6.89

Business

Attractive Financial Model, page 95

18.                               You state that a significant portion of your revenue is recurring due to the subscription nature of your products. Rather than referring to this portion as “significant,” please quantify such amounts.

Response:  In response to the Staff’s comment, the Company has revised the third sentence of the paragraph below the heading “Attractive Financial Model” on page 96 to now state:

“A significant portion of our revenue is recurring due to the subscription nature of our products; in 2016, dealer marketplace listing and dealer display advertising subscription revenue, which we consider to be recurring revenue, comprised 86% of total revenue.”

Executive Compensation

Summary Compensation Table, page 118

19.                               We note from your statements on page 119 and the offer letters that Messrs. Trevisan and Zales are eligible to receive discretionary annual bonuses targeted at specified amounts, subject to company and individual performance. Refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations and provide your analysis as to whether the target bonus amounts for these individuals are paid pursuant to a non-equity incentive plan. If so, please revise the summary compensation table to reflect those amounts in the non-equity incentive plan column, as applicable. In addition, expand your disclosure to describe briefly the factors used to make bonus determinations. Refer to Item 402(o)(5) of Regulation S-K.

Response:  The Company respectfully informs the Staff that the cash bonuses paid to the Company’s named executive officers for fiscal year 2016 were discretionary and were not paid pursuant to a plan providing for compensation intended to serve as incentive for performance nor were such amounts determined based upon outcomes with respect to any specified performance targets.  Although the offer letters with Messrs. Trevisan and Zales provide for the potential for such a plan to be implemented, the Company did not have such a plan during fiscal year 2016.  Rather, the Board determined these amounts after the completion of fiscal year 2016 based solely on the Board’s review of the Company’s results, and an assessment of the applicable named executive officer’s performance, for the completed fiscal year.  The Company has revised footnote (1) to the Summary Compensation Table in “Executive and Director Compensation—Executive Compensation” (page 119) to state:

“(1)                           Represents a discretionary bonus award earned as a result of our performance in the 2016 fiscal year paid in 2017. The discretionary bonus award was made in the sole discretion of our board of directors, taking into account individual and company performance.  Such bonus awards were not paid pursuant to a plan providing for compensation intended to serve as incentive for performance, and such amounts were not determined based upon outcomes with respect to any specified performance targets.”

Executive Employment Arrangements, page 119

20.                               Please file Mr. Steinert’s offer letter as an exhibit to the registration statement, or advise.

Response:  The Company respectfully acknowledges the Staff’s comment and submits that the March 2006 offer letter agreement with Mr. Steinert does not constitute a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.  This letter agreement specifies only Mr. Steinert’s starting salary at the time the offer letter was entered into in 2006, provisions of general company policy, such as the availability of company benefits and the requirement for execution of employee nondisclosure, developments and non-competition agreement, and a general statement that Mr. Steinert’s employment relationship with the Company is “at will.” There is no bonus, severance or other benefit attributed to Mr. Steinert under this offer letter, and as such the Company respectfully submits that the offer letter does not fall under the types of contracts or arrangements enumerated under Regulation S-K Item 601(b)(10)(iii)(A).  Moreover, the base salary specified in the offer letter is no longer the current salary of Mr. Steinert; the Company therefore respectfully submits that such offer letter will not provide any insight to investors and, in fact, could be misleading to investors given that the compensation information contained therein is significantly out of date.  In addition, the Company reviewed Regulation S-K Item 601(b)(10)(i), which generally limits “material contracts” to agreements “…to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” and respectfully submits that Mr. Steinert’s offer letter falls outside these parameters.  The Company respectfully further advises the Staff that, in connection with this offering, the Company intends to enter into an executive employment agreement with Mr. Steinert that will supersede his current offer letter; once such agreement is finalized, the terms thereof will be summarized in, and such agreement will be filed as an exhibit to, the Registration Statement.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

21.                               Please revise to more fully describe your advertising subscription product when sold within a multiple element contract. Also, disclose how you estimate the stand-alone value of such subscriptions considering your disclosure that the display advertising you sell separately is based on a cost per thousand impressions and is not subscription based. Refer to ASC 605-25-50-2(e).

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the second full paragraph on page F-11 to now state:

“In addition to listing dealers’ inventory on its marketplace, the Company periodically enters into multiple element service arrangements that provide dealers with Enhanced or Featured Listing products, as well as other advertising and customer acquisition products including display advertising, which appears on its marketplace and on other sites on the Internet and requires a paid subscription under contracts with initial terms ranging from one month to one year.  Contracts for customers generally auto-renew on a monthly basis and are cancellable by dealers with 30-days’ notice after the initial term.”

In addition, the Company respectfully advises the Staff that as disclosed on page F-11, at times, the Company may enter into arrangements that include multiple subscriptions including dealer listing and display subscriptions.  For display advertising sold on a subscription basis, these arrangements are based on a fixed price and are not sold on a CPM and do not include minimum impression guarantees. The Company does not believe that an allocation of the purchase price is required for arrangements sold with multiple subscriptions since the advertising subscriptions are provided to the customers at a fixed price and delivered over the same period of time as the dealer listing subscriptions and revenue is recognized concurrently as earned on a monthly basis.

22.                               Please disclose whether you have any minimum impression guarantees or other types of minimum guarantees in your contracts with your customers, for either advertising sold separately or within multiple element arrangements. Also, disclose how such guarantees, if applicable, affect your timing of revenue recognition.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not provide minimum impression guarantees or other types of minimum guarantees in its contracts.  The Company has added the following disclosure after the fourth full paragraph on page F-11:

“The Company does not provide minimum impression guarantees or other types of minimum guarantees in its contracts with customers.”

23.                               Please tell us, and disclose if applicable, whether you provide volume based or other types of incentives to your customers and if so, how you account for such incentives. Refer to ASC 605-50-25.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not provide volume based or other types of incentives to its customers.

24.                               Please tell us the amount of your sales credits for each period presented and consider providing a roll-forward of your sales allowance for the periods presented. Refer to Rule 12-09 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the amount of sales credits were $0, $303 thousand and $357 thousand in the years ended 2015 and 2016, and the three months ended March 31, 2017, respectively.  The Company also respectfully advises the Staff that the Company considered providing a roll-forward of its sales allowance for the periods presented; however, due to the fact that credits to date and the resulting sales reserve are not material the Company does not believe disclosing a roll-forward is necessary for the periods presented.

Unaudited Pro Forma Net Income Per Share, page F-24

25.                               The adjustment to reflect stock based compensation expense appears to be the amount to be recorded upon your IPO liquidity event. Please tell us how you determined this adjustment met the continuing impact criteria of Item 11-02(b)(6) of Regulation S-X. Alternatively, revise your calculations to remove this adjustment and include a discussion of its exclusion in the opening paragraph to the unaudited pro forma net income per share information.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that in determining whether to include this adjustment in its determination of pro-forma net loss, the Company considered the guidance in Article 11 of Regulation S-X. As the stock-based compensation expense associated with restricted stock unit awards, or RSUs, that will become vested upon the consummation of the Company’s initial public offering is directly attributable to the transaction, factually supportable and expected to have a continuing impact, the Company believes that it is appropriate to include such adjustment in its pro forma presentation.

The Company respectfully advises the Staff that as it relates to the RSUs that are subject to both a service-based vesting condition and a performance-based vesting condition based on a liquidity event, as noted on page F-38, only the portion of the awards that have satisfied the service-based vesting condition will become exercisable immediately upon the achievement of the performance-based vesting condition, while the remaining portion of the RSUs will vest over the remaining service period of such awards, according to their vesting schedules. As such, the Company has considered that the expense related to these awards is expected to have a continuing impact on the Company’s results of operations.

Note 5. Convertible Preferred Stock and Stockholders’ Equity

Preferred Stock, page F-32

26.                               Please tell us whether you repurchased any common stock, stock options or restricted stock units from employees. If so, tell us, and revise to disclose, if material, how you considered the guidance in ASC 718-20-35-7. Also, tell us how you considered the price paid per share for repurchases in your determination of the fair value of your stock on the date of grant for your stock based compensation.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that in connection with the repurchase transactions that were completed in connection with the Series D and Series E preferred stock financings, a portion of the shares repurchased were held by employees of the Company, including shares of common stock, vested stock options and RSUs. The Company considered the guidance in ASC 718-20-37-7 in evaluating the transaction; however, based on an evaluation of the substance of the repurchase transaction, the Company has concluded that there should be no compensation expense recognized for the excess of the repurchase price over the fair value of the common stock, vested stock options and vested RSUs redeemed. The Company believes this conclusion is applicable to all of the repurchased shares, including those held by employees. In reaching this conclusion, the Company views the repurchase as, in substance, a pro-rata dividend on all outstanding shares of preferred and common stock because (i) the stock ownership percentage for each individual stockholder did not materially change as a result of the repurchase and (ii) each stockholder, both common and preferred, received (or was eligible to receive) identical repurchase proceeds on a per share basis. Under both ASC 505 and ASC 718, pro-rata distributions generally do not result in any compensation expense. Additional facts and circumstances contributing to the Company’s conclusion are summarized below:

•                                          The repurchase offer was made available to all stockholders on a pro-rata basis and was designed and intended to provide stockholders with some liquidity, on a pro-rata basis, and, therefore, was mutually beneficial for all stockholders. Additionally, the terms of the offering were no more favorable to the employees or non-employee directors than those available to all holders of the Company’s common and preferred shares.

•                                          The repurchase price per share was agreed upon by all parties at that time as a reasonable estimate of fair value for both the 2015 and 2016 transactions. While retrospective valuations determined that such prices were in excess of fair value, the intent was never to compensate employees or make a preferential distribution to any group of stockholders.

•                                          Most of the redeemed shares were held by non-employee investors (approximately 90% in 2015 and over 90% in 2016, which includes the founder’s ownership interests in the Company) and all shares of common stock held by employees were fully vested prior to the repurchase. Although holders of stock options and RSUs were allowed to participate in the repurchase offer, only stock options and RSUs that were fully vested in accordance with normal exercise terms were eligible to be repurchased with the exception of 8,700 RSUs which were repurchased prior to being vested. The Company concluded that the incremental compensation expense for these RSUs was not material to the financial statements taken as a whole and does not substantively change the facts of the repurchase transaction. As such, while the repurchased share amount exceeded fair value, it was concluded that the difference did not relate to any other accounting literature (e.g., stock compensation or deemed dividends) and was viewed as the cost of the treasury shares.

•                                          As noted above, most of the shares were redeemed from non-employee investors, to which ASC 505 (as opposed to ASC 718) is applicable. For these shares, such guidance would suggest the accounting for the excess should be included in equity regardless of whether the transaction was viewed as a repurchase or a pro-rata distribution. For the employee-held shares that were redeemed, the Company believes that ASC 718 should apply only to those shares issued to employees as compensation for services (thus, excluding founder shares held by the Company’s Chief Executive Officer); however, as noted above, the Company concluded that ASC 718 does not require compensation expense even for that portion due to its true substance as a pro-rata distribution.

The Company also respectfully advises the Staff that in performing its valuations of common stock at various dates as discussed above in response to Comment 17, one of the factors taken into consideration was the price paid for the Series D and Series E preferred stock financing transactions, which preceded the repurchase offers. However, since the repurchase transactions were made on a pro-rata basis, and, in substance, were treated as a pro-rata dividend, the Company determined that the price paid for the repurchase of common shares at the time of the respective repurchases was not a determinative factor in the determination of the fair value of the Company’s capital stock on the date of grant for stock based compensation.

Other

27.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company acknowledges the Staff’s request and respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended, have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors. The Company intends to supplementally provide the Staff with copies of all such written communications presented to potential investors in reliance on Section 5(d) of the Securities Act as promptly as practicable following such presentation, if any. The Company advises the Staff that potential investors will not be permitted to retain copies of such written communications.

Thank you for your prompt attention to the Company’s response to the Staff’s comments.  Please contact me at (617) 951-8459 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Michael A. Conza

cc:                                Langley Steinert, CarGurus, Inc.

Jason Trevisan, CarGurus, Inc.

Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP